EXHIBIT 99.1

Aura Announces Preliminary Q1 2026 Production Results, another record high and on track with the Company Guidance

ROAD TOWN, British Virgin Islands, April 10, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO and B3: AURA33) (“Aura” or the “Company”) is pleased to announce Q1 2026 preliminary production results from the Company’s six operating mines: Aranzazu, Apoena, Minosa, Almas, Borborema and MSG (“Mineração Serra Grande”). Total production in Q1 2026, at current prices, reached 82,137 gold equivalent ounces (“GEO”)1, another high record quarter production, above the previous quarter and also 37% higher when compared to Q1 2025. At constant prices2, Aura’s quarterly production increased by 1% compared to Q4 2025 and 41% above Q1 2025. On track with the Company’s Guidance. During the quarter, Aura sold 81,364 GEO, a slight increase compared to the previous quarter.

Rodrigo Barbosa, CEO and President commented: “We delivered another record production quarter in Q1 2026, reaching 82.1 thousand GEO. Despite dedicating efforts to essential underground infrastructure upgrades at MSG and lower production in Apoena and Borborema due to mine sequencing. For the second semester, we expect higher production at Aranzazu, Apoena, MSG and Borborema, while Almas and Minosa remain stable — very much in line with our annual guidance. Looking to the coming years, we continue advancing the Borborema expansion, the Almas underground development, the updated Feasibility Study for Matupá with its recently published additional ounces, and early works at Era Dorada — all supporting our next phase of growth toward over 600,000 GEO annually.”

Q1 2026 Highlights:

  At Aranzazu, production reached 15,694 GEO, representing a 17% decrease compared to the previous quarter, resulting partially from metal prices since higher gold prices negatively impact the conversion to GEO. When compared to Q1 2025, production decreased by 23% also due to the sharp increase in gold and silver prices between the periods which also impacted GEO conversion. This result is in line with the Company’s mine plan and according to mine sequencing; production is expected to increase towards the last quarters of the year. At constant prices3, Aranzazu production was 15% lower when compared to Q4 2025 and 16% lower compared to Q1 2025, due to lower grades of copper (from 1.45% to 1.15%), silver (from 21g/ton to 17g/ton) and gold (from 0.8g/ton to 0.7g/ton), due to mine sequencing and according to the Company’s plan. During the quarter, Aranzazu sold 16,218 GEO, 9% lower than last quarter. Sales exceeded production due to the timing of revenue recognition of the final 2025 shipment.
  At Minosa, production totaled 17,399 GEO in Q1 2026, 2% lower than Q4 2025 and in line with Q1 2025, mainly as a result of lower gold extraction during the period, but consistent with Aura’s expectations. In terms of sales, Minosa sold 17,456 GEO, 3% above Q4 2025 and same level of Q1 2025, mainly due to the shipping schedule of gold from December 2025.
  At Almas, production reached 15,838 GEO, representing a 21% increase compared to Q1 2025 and remaining in line with Q4 2025 levels. This performance was driven by higher ore throughput and improved mine performance, reflecting the benefits of the plant expansion, which more than offset lower grades during the period as result of mine sequencing. In the quarter, Almas sold 14,048 GEO, lower than production as the last shipment of the quarter is in transit to the refinery.
  At Apoena, production was 7,525 GEO, 20% lower than Q1 2025 and 16% than Q4 2025, primarily driven by lower ore throughput and recovery rates, in line with the Company’s mine plan. According to mine sequencing, production is expected to increase towards the last quarters of the year. In Q1 2026, Apoena sold 7,525 GEO, consistent with its mine sequencing and lower grades during the fist half of the year.
  At Borborema, production totaled 17,101 GEO, representing a 9% increase compared to the previous quarter, reflecting continued progress along the ramp-up curve and higher milling throughput. In the quarter, Borborema sold 16,609 GEO, a 5% increase compared to the previous quarter.
  At MSG, production totaled 8,580 GEO, with sales of 9,508 GEO. As part of the ongoing turnaround at the mine, Aura dedicated Q1 to critical underground infrastructure upgrades — a fundamental step that will continue throughout the year and enable more consistent development and higher production levels in the coming years.

Production Results

Preliminary GEO45 production volume for the three months ended March 31, 2026, when compared to the previous quarter and the same period of the previous year is presented below by operating mine:

	Q1 2026	Q1 2025	Q4 2025	% change vs. Q1 2025	% change vs. Q4 2025
Ounces produced (GEO)
Aranzazu	15,694	20,456	18,878	-23%	-17%
Minosa	17,399	17,654	17,818	-1%	-2%
Almas	15,838	13,101	15,872	21%	0%
Apoena	7,525	8,876	8,961	-15%	-16%
Borborema	17,101	-	15,777	n.a.	8%
MSG[1]	8,580	-	4,761
Total GEO produced - Current Prices	82,137	60,087	82,067	37%	0%

Total GEO produced - Constant Prices	82,137	58,360	81,645	41%	1%

Total GEO produced - Guidance Prices	81,554	58,021	81,320	41%	0%

1 December 2025 only

The table below shows production by each type of metal at Aranzazu.

	Q1 2026	Q1 2025	Q4 2025	% change vs. Q1 2025	% change vs. Q4 2025

Gold Production (oz)	5,268	6,374	6,158	-17%	-14%
Silver Production (oz)	102,510	130,899	126,712	-22%	-19%
Copper Production (klbs)	6,985	8,461	8,474	-17%	-18%
Molybdenum Production (Klbs)	63	0	86	n.a.	-26%
Total GEO produced - Current Prices	15,694	20,456	18,878	-23%	-17%

Total GEO produced - Constant Prices	15,694	18,729	18,456	-16%	-15%

The chart below displays the consolidated quarterly GEO production measured at current and constant prices since Q1 2023, as well as the last twelve months at the end of each reporting period:

Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of NI 43-101 and SK-1300.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.
Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

The information contained in this press release is preliminary in nature and is provided for informational purposes only. It is based on current estimates, assumptions, and expectations, which remain subject to ongoing review, verification, and possible revision. Final Q1 2026 Production Results may differ from those set forth herein, and no assurance is given as to the accuracy or completeness of the information at this stage. Readers are cautioned not to place undue reliance on this preliminary results.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the most recent Annual Information Form on file with certain Canadian provincial securities regulatory authorities and to the Company’s Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”) for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, volatility in the prices of gold, copper and certain other commodities, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry as described in filings with Canadian securities regulators and the SEC. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

1 Gold equivalent ounces, or GEO, is calculated by converting the production of silver, copper and molybdenum into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver, copper and molybdenum realized from sales at the Aranzazu Mine during the relevant period.
2 Applies the metal sale prices in Aranzazu realized during Q1 2026: Copper price = US$5.80/lb; Gold Price = US$4,850/oz; Silver Price = US$83.12/oz and Molybdenum Price = US$25.65/oz.
3 Constant Price" is a method of converting our copper, silver and molybdenum production or sales volume into GEO based on fixed metal prices. This approach eliminates the impact of metal price fluctuations, when comparing production or sales figures across different periods. Using constant prices allows for a consistent and meaningful comparison of gold equivalent production or sales over time. It ensures that differences in GEO production or sales between two periods reflect changes in actual physical metal production or metal sales and not changes due to fluctuations in commodity prices among the periods. GEO at constant price for previous period, to be compared to GEO for current period, is copper production or sales volume previous period multiplied by copper prices current period plus silver production or sales volume for previous period multiplied by silver prices from current period plus molybdenum production or sales volume for previous period multiplied by molybdenum prices from current period divided by gold price for current period.

1 The total may not add due to rounding.
2 Applies the metal sale prices in Aranzazu realized at each relevant quarter.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/d7a62d65-627a-4aaf-b0a3-f75c01bbf933

For more information, please contact:

Investor Relations
ri@auraminerals.com
www.auraminerals.com